Exhibit 99.1

NorZinc Files Post-EA Report for All Season Road

Commences Final Permit Issuance Process

NZC-TSX
NORZF-OTCQB

VANCOUVER, Feb. 20, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") announces that the Company has, as the commencement of the last stage of the permitting process for its All Season Road access to the Prairie Creek Mine, filed a post-environmental assessment information package ("Information Package") with the Mackenzie Valley Land and Water Board ("MVLWB") and Parks Canada ("PC").

The filing of the Information Package follows receipt of a positive recommendation for the All Season Road from the Mackenzie Valley Environmental Impact Review Board on September 12, 2017 and subsequent acceptance of this recommendation by the Responsible Ministers on October 9, 2018.

The Information Package includes an Updated Project Description, that describes the entire All Season Road Project, with a detailed description of Project components – comprising drawings, maps and supporting documentation including draft management and monitoring plans, profile drawings along the entire road alignment, updated general arrangement plans for major bridges and other crossings, as well as lists of studies undertaken to date and commitments, security estimates for reclamation, suggested conditions of the Land Use Permits, and a Project schedule.

Once the regulators have determined that the content of the Information Package completely satisfies their initial requirements, the Company has been advised to expect a process timeline of approximately 7 months, subject to review schedules, and the possible need for further information or additional public reviews. This process timeline maintains the schedule announced in August 2018, enabling road construction to commence Q1 2020.

Process

In order to recommence the water licensing and land use permitting process of the All Season Road, the MVLWB and PC required the submission of this Information Package. Filing of the Information Package commences the final process leading to the issuance of All Season Road permits. During this process, there will be a technical workshop, comments from various reviewers and responses from NorZinc, a possible public hearing, distribution of draft All Season Road permits for comment, and lastly issue of final All Season Road permits by the MVLWB and Parks Canada.

Indigenous Support

Following the recent signing of the Traditional Land Use Agreement with the Nah?a Dehé Dene Band ("NDDB"), NorZinc also reports it is making progress on two other Indigenous Agreements relating to the All Season Road. Discussion with the Liidlii Kue First Nation ("LKFN") regarding a Road Benefit Agreement and with the NDDB and LKFN on an Environmental Management Agreement are well advanced, as are draft agreements.

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 06:00e 20-FEB-19